Mail Stop 4561							April 13, 2009


Mr. John C. Warren
Chairman and Chief Executive Officer
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891


      Re:	Washington Trust Bancorp, Inc.
      Form 10-K, filed February 27, 2009
		File No. 000-13091

Dear Mr. Warren:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Financial Condition
Commercial Loans, pages 44-45

1. Tell us and expand the MD&A discussion in future filings to address the trend in commercial loans in light of national and economic conditions. Refer to Item 303 of Regulation S-K and Section
501.02 of the Financial Reporting Codification. In addition, specifically address any changes in the business model or changes in underwriting standards that could be underlying the growth in commercial loans over the past two years.

Financial Statements
Note 4 - Securities, page 80

2. We note the significant unrealized losses related to your individual name issuer and pooled trust preferred securities at December 31, 2008. We have the following comments:

* Please provide us a detailed analysis of the securities` impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end. We may have further comment based on your response; and

* Please provide us, and consider disclosing in all future filings, a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

3. We note your disclosure that four of your individual name issuer trust preferred securities were downgraded to below investment grade subsequent to December 31, 2008. Please tell us how you determined that the securities impairment was temporary at December 31, 2008 considering the fact that the securities were downgraded below investment grade subsequent to year end. This downgrade appears to be a critical and compelling piece of evidence considering the definition of a below investment grade credit rating states that there is high or substantial credit risk and that the security has speculative elements or is considered speculative.

Note 14 - Fair Value Measurements
Items Measured at Fair Value on a Recurring Basis, page 99

4. We note you use pricing models (independent and third-party) to value securities available for sale and derivatives. Please tell us and revise your future filings to disclose the following:

* The number of prices you generally obtain per instrument, and if you obtained multiple prices, how you determine the ultimate fair value used in your financial statements;

* Whether, an if so, how and why, you adjusted prices obtained from the pricing service; and

* If true, please include an affirmative statement that based on your internal review procedures, the fair values provided by the pricing services are consistent with the principals of SFAS 157.

5. Reference is made to the table presenting the changes in Level
3
assets and liabilities measured at fair value on a recurring basis.
Please tell us and revise future filings to disclose the following:

* The company`s policy for reflecting transfers either into or out of
"Level 3" as of the beginning of the period, the end of the period or on the exact date of the transfer.

* Separately quantify the gain or loss for each type of financial instrument transferred into "Level 3" during the period; and

* Discuss the specific inputs that became unobservable during the period for transfers into "Level 3" during the period.

General
6. Please use file number 001-32991 instead of 000-13091, in future filings.

   *		*		*		*		*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christina Harley, Staff Accountant at (202) 551-3695 or Sharon Blume, Assistant Chief Accountant at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Michael R. Clampitt,
Attorney-Advisor at 202-551-3434 or me at (202) 551-3491 with any other questions.

      					Sincerely,


      					Todd Schiffman
      					Assistant Director
      					Financial Services Group